April 23, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen   s Road Central, Hong Kong

       Re: Acco Group Holdings Limited
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted April 17, 2025
           CIK No. 0002038378
Dear Cheung Po Lui:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 7, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Cover Page

1.     Refer to your response to prior comment 1 in which you state Mr. Yuen
Yuk, Hau   s
       personal settlement of the dividend entitlements of other shareholders using his own financial resources was a private arrangement and was not undertaken by you or on your behalf. You stated in your response to comment 2 in your letter dated March 31,
       2025 that other shareholders    entitlement to the dividends declared
were used for
       offsetting the amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited. From your disclosures and responses, aggregate dividends declared in fiscal 2023 and fiscal
 April 23, 2025
Page 2

       2024 is $2,600,704, of which an aggregate of $86,539 was paid, leaving aggregate dividends unpaid of $2,514,165. Your responses and disclosures state the total unpaid dividends declared were offset against receivables from two related parties - Mr. Yuen
       Yuk, Hau and Accolade IP Limited. At the time the dividends were declared, it appears Mr. Yuen Yuk, Hau was the only common director of Accolade IP Limited, based on your disclosures Mr. Cheung Po, Lui was not appointed a director of
       Accolade IP Limited nor became a director/executive of Acco Group
Holdings
       Limited until after June 30, 2024. Therefore, it appears Mr. Yuen Yuk, Hau, and not all shareholders, was the sole beneficiary of the unpaid dividends and related offset.
       Please tell us all of the shareholders of record related to the dividends declared in each of fiscal 2023 and fiscal 2024, those that received cash for their dividend declaration, and those for which their entitlement to dividends declared were used for offsetting amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited as you stated. Also, explain to us why an obligation of the company for dividends declared that was settled by a party other than the company has no accounting impact on the company. If dividends declared were solely for the benefit of one related party, explain to us why this is not considered to be compensation to that related party.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yarona L. Yieh